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                         WALLACE COMPUTER SERVICES, INC.
                  PROFIT SHARING AND RETIREMENT TRUST AGREEMENT
                                 AMENDMENT NO. 7
                  ---------------------------------------------


           WHEREAS, Wallace Computer Services, Inc., a Delaware corporation (the "Company"), has heretofore entered into an agreement with certain individuals (the "Trustees") designated the "Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement" (the "Trust Agreement") in order to fund benefits under the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan; and

          WHEREAS, the Board of Directors of the Company, by action taken October 17, 1995, authorizes the amendment hereinafter set forth;

          NOW, THEREFORE, the Trust Agreement is hereby amended as follows:

          1. Article One of the Trust Agreement is amended by adding the following Section 1.19:

     1.19. INDEPENDENT FIDUCIARY. The term "Independent Fiduciary" means any person or entity which is unrelated to any party to the Plan or Trust and which may be appointed from time to time by the Company to act on behalf of the Plan or Trust with respect to any issue involving a real or perceived conflict of interest among the parties to the Plan or Trust, or for such other purposes as the Company may determine to be in the best interest of the Plan or Trust. The Independent Fiduciary shall be a "named fiduciary" within the meaning of section 402(a) of ERISA with respect to the duties delegated to it. The Company shall have no responsibility to determine whether a person or entity acting as an Independent Fiduciary meets or continues to meet the foregoing definition.


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          2.   Article Thirteen of the Trust Agreement is amended by adding the following Section 13.7:

     13.7. An Independent Fiduciary may be appointed from time to time for such purposes as shall be determined by the Company. An Independent Fiduciary may be appointed to serve in such capacity as may be deemed appropriate to act on behalf of the Plan and Trust with respect to issues which involve a real or perceived conflict of interest among certain parties, or for such other purposes as the Company may determine to be in the best interest of the Plan and Trust. The Independent Fiduciary may be granted such power, authority and discretion as may be necessary and appropriate for it to carry out its duties and responsibilities, including, but not limited to, any and all powers and discretion granted the Committee and the Trustee under the Plan and Trust.


          3. This Amendment shall become effective as of October 17, 1995, upon the condition that said Amendment will not adversely affect the previous ruling issued by the U.S. Treasury Department with respect to the status of the Wallace Computer Services, Inc. Profit Sharing and Retirement Fund.

          4. All of the terms and conditions of said Plan, as heretofore amended, except as herein specifically modified, shall remain in full force and effect.




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          IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized officers this 17th day of October, 1995.

                              WALLACE COMPUTER SERVICES, INC.



                              By: ______________________________

                              Title: ___________________________

ATTEST:



___________________________________
Secretary


Consented to by the Trustees, as of October ____, 1995:



______________________________     ______________________________



                         ______________________________





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